Pricing Sheet dated December 23, 2008 relating to Preliminary Pricing Supplement No. 817 dated November 21, 2008 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Equities
Capital Protected Units due December 30, 2011
Each Consisting of a Zero-Coupon Note and a Barrier Call Warrant on the Dow Jones Industrial Average
PRICING TERMS OF THE UNITS – DECEMBER 23, 2008
Issuer:	Morgan Stanley
Issue price:	$10 per unit (see “Commissions and Issue Price” below)
Pricing date:	December 23, 2008
Original issue date:	December 31, 2008 (5 business days after the pricing date)
Maturity date:	December 30, 2011
Interest:	None
Index:	The Dow Jones Industrial Average
Payment at maturity:
The payment at maturity per unit will equal:
¡ The $10 face amount of the note component plus
¡ The cash settlement amount, which may be zero, on the call warrant component
If the units are held to maturity, in no event will the payment at maturity on the units be less than the $10 face amount of the note component.

Cash settlement amount:
The cash settlement amount on the call warrants will be:
¡ If at all times during the observation period the index is at or below the barrier level, $10 times the index performance times the participation rate.
¡ If at any time on any day during the observation period the index has increased above the barrier level, the barrier cash settlement amount of $2.50.
In no event will the cash settlement amount be less than $0.

Participation rate:	100%
Barrier level:	12,629.235, which is 150% of the initial index value
Index performance:	(final index value – initial index value) / initial index value
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the index, beginning on and including the index business day immediately following the pricing date and ending on and including the date on which the final index value is determined

Initial index value:	8,419.49, which is the official closing value of the index on the pricing date
Final index value:
The final index value will equal:
¡ If the call warrant component is automatically exercised on December 28, 2011, which we refer to as the automatic exercise date, the closing value of the index on the automatic exercise date; or
¡ If the units have been previously separated and the call warrant component is exercised before the automatic exercise date, the index closing value on the exercise date, subject, in each case, to postponement for non-index business days and market disruption events.

Separation right:
Beginning on March 31, 2009, you will have the right to separate your units into their component parts, subject to the requirement that you have an account approved for naked options trading.  Upon such separation, you may trade each component part separately.  You should consult with your financial advisor to determine whether your brokerage account would meet the appropriate options trading requirements.

Exercise date:
(i)      if a call warrant has not been previously exercised, the automatic exercise date; or
(ii)     if a unit has previously been separated, the trading day on which notice of exercise is received;
in each case subject to adjustment for market disruption events and non-index business days.

CUSIP:	For the units, 617483821; for the notes, 617482DL5 and for the call warrants, 617483839
Listing:	None of the units, the notes and the call warrants will be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Unit	$10.00	$0.20	$9.80
Total	$4,793,450	$95,869	$4,697,581

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the units purchased by that investor.  The lowest price payable by an investor is $9.925 per unit.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

“Dow Jones Industrial AverageSM,” “Dow JonesSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use by Morgan Stanley. The units are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., and Dow Jones & Company, Inc. makes no representation regarding the advisability of investing in the units.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 817 dated November 21, 2008
Prospectus Supplement dated December 23, 2008                                      Prospectus dated December 23, 2008

the units, the note component and the call warrant component are not bank deposits and are not insured by the federal deposit insurance corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the units, the note component and the call warrant component will not be guaranteed by the federal deposit insurance corporation under the fdic’s temporary liquidity guarantee program.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.